May 15, 2019

Victor Goldfeld, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

       Re:     EQT Corporation
               Preliminary Proxy Statement on Schedule
               Filed May 8, 2019
               File No. 1-03551

Dear Mr. Goldfeld:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

Letter to Shareholders

1. Disclosure in the letter to shareholders states that the "Rice Group's platform is to elect a
       Board that will appoint Toby Z. Rice as Chief Executive Officer and replace up to 15 of the Company's department heads with individuals from the former Rice Energy"
       (emphasis added). It is our understanding that the Rice Group has stated in its written materials and investor communications that it has a qualified team of capable leaders available should the need for such talent arise at EQT. For example, see the soliciting materials filed pursuant to Exchange Act Rule 14a-12 on February 5 and 6, 2019 by Toby
       Rice. Please provide support for this statement or revise to clarify any references to a platform to replace the Company's department heads.

2. Disclosure in the letter to shareholders also states that the "Rice Group is effectively asking you to just turn over control of your Company and immediately jeopardize the
  Victor Goldfeld, Esq.
 Wachtell, Lipton, Rosen & Katz
 May 15, 2019
 Page 2

       value of your investment by installing their friends in a highly de-stabilizing transition for our shareholders and employees..." Please provide support in the proxy statement for the statement that any transition would be "highly de-stabilizing" for shareholders and employees given the preceding comment. Please also provide support in the proxy statement for the statement that the Rice Group intends to "install their friends" into management or other positions at EQT. Alternatively, please consider deleting such statements from the proxy statement.

3. The letter to shareholders also states that "[t]o ensure that shareholders are provided with the greatest flexibility when selecting directors at the 2019 annual meeting, the Board has adopted a universal proxy card...The EQT Board's decision to use a universal proxy card further demonstrates its commitment to best-in-class governance practices." Please confirm that the Rice Group Nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act 14a-4(d).

Board Refreshment in 2018 and 2019, page 5

4. Please provide the basis for the statement that "[o]f the 12 EQT director
       nominees...Eight have joined the Board within the last year..." If this is intended to include the three of the new EQT Nominees that have yet to be elected to the Board, please revise to clarify.

What is a broker non-vote? Page 13

5. Refer to the second and third paragraph of this section. Disclosure in the second paragraph indicates that "given the contested nature of the election, the NYSE rules governing brokers' discretionary authority may limit the ability of such brokers to exercise discretionary authority regarding any of the other proposals to be voted on at the annual meeting, whether `routine' or not" (emphasis added). Please supplement this disclosure to clarify the phrase "may limit."

6. In addition, notwithstanding the third to last sentence in the third paragraph of this section, please consider disclosing, if true, that under the rules of the NYSE governing brokers' discretionary authority, if shareholders receive proxy materials from or on behalf of both the Company and the Rice Group, then brokers, banks, and other nominees holding shares in a shareholder's account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the 2019 annual meeting, whether "routine" or not, i.e. there will be no broker non-votes by such brokers, banks, or other nominees. Also confirm if true, that if shareholders do not submit any voting instructions to their brokers, banks or other nominees, then their shares will neither be counted in determining the outcome of any of the proposals at the 2019 annual meeting nor counted for purposes of determining whether a quorum exists.
  Victor Goldfeld, Esq.
 Wachtell, Lipton, Rosen & Katz
 May 15, 2019
 Page 3

Proxy Card

7. We note disclosure in the proxy statement that "[y]ou may vote "FOR" up to 12 individuals for election as director in total. If you vote `FOR' more than 12 nominees for election as director, your vote will be considered invalid and will not be counted and shall have no effect on the outcome of the vote on director election...Please note that Daniel J.
       Rice IV is listed as a nominee by both your Board and the Rice Group; if you wish to vote FOR Daniel J. Rice IV, you should only do so once" (emphasis added). Please consider revising the card to add the first and third sentences above to the actual instructions to the card's Proposal 1.

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions